AB 3/24

14049632

UN[illegible]
SECURITIES AND [illegible]
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 10 2014
05 REGISTRATIONS BRANCH

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67321

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tandem Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3706 SW Topeka Blvd., Suite 420
(No. and Street)

Topeka	KS	66609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berberich Trahan & Co., P.A.
(Name – *if individual, state last, first, middle name*)

3630 SW Burlingame Road	Topeka	KS	66611-2050
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/25/14

OATH OR AFFIRMATION

I, Kristopher Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tandem Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kristopher M. Miller

Signature

President

Title

JENNIFER WOLF
Notary Public - State of Kansas
My Appt. Expires 3/20/2017

Jennifer

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERBERICH TRAHAN & CO., P.A.

Certified Public Accountants

TANDEM SECURITIES, INC.

FORM X-17A-5, PART III

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

TANDEM SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Years Ended December 31, 2013 and 2012

TABLE OF CONTENTS

BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 p 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

The Board of Directors
Tandem Securities, Inc.:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Tandem Securities, Inc. (the Company) as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tandem Securities, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1 through 5 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 through 5 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1 through 5 is fairly stated in all material respects in relation to the financial statements as a whole.

Berberich Trahan & Co., P.A.

Topeka, Kansas
February 23, 2014

TANDEM SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash	$ 18,138	$ 19,769
Commissions receivable	40,395	23,041
CRD account	1,249	758
Prepaid expenses	12,892	13,045
Property and equipment, net of accumulated depreciation of $ 21,182 and $ 20,202 for 2013 and 2012, respectively	3,195	6,803
Total assets	$ 75,869	$ 63,416
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 4,285	$ 2,175
Commissions payable	36,525	21,011
Total liabilities	40,810	23,186
Stockholder's equity:		
Common stock - no par value; authorized 5,000 shares, issued and outstanding 1,000 shares	15,000	15,000
Additional paid-in capital	70,140	61,140
Retained earnings (deficit)	(50,081)	(35,910)
Total stockholder's equity	35,059	40,230
Total liabilities and stockholder's equity	$ 75,869	$ 63,416

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions	$ 716,590	$ 560,571
Other income	(13)	3,153
Total revenues	716,577	563,724
Expenses:		
Commissions	632,030	495,392
Professional fees	23,875	24,070
Regulatory fees	12,387	6,300
Payroll expenses	15,212	16,098
Computer expense	14,878	14,114
Licenses	10,920	7,882
Postage and delivery	6,524	6,584
Travel	2,338	-
Dues and subscriptions	1,612	-
Depreciation expense	7,574	6,804
Associate expenses	972	785
Other operating expenses	2,426	367
	730,748	578,396
Net loss	$ (14,171)	$ (14,672)

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance at January 1, 2012	$ 15,000	$ 56,140	$ (21,238)	$ 49,902
Contributed capital	-	5,000	-	5,000
Net loss	-	-	(14,672)	(14,672)
Balance at December 31, 2012	15,000	61,140	(35,910)	40,230
Contributed capital	-	9,000	-	9,000
Net loss	-	-	(14,171)	(14,171)
Balance at December 31, 2013	$ 15,000	$ 70,140	$ (50,081)	$ 35,059

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net loss	$ (14,171)	$ (14,672)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	7,574	6,804
Changes in assets and liabilities:		
Commissions receivable	(17,354)	(16,721)
CRD account	(491)	(765)
Prepaid expenses	153	918
Accounts payable	2,110	1,222
Commissions payable	15,514	15,322
Net cash used in operating activities	(6,665)	(7,892)
Cash flows from investing activities:		
Purchase of property and equipment	(3,966)	-
Cash flows from financing activities:		
Additional paid-in capital	9,000	5,000
Net decrease in cash	(1,631)	(2,892)
Cash, beginning of year	19,769	22,661
Cash, end of year	$ 18,138	$ 19,769

See accompanying notes to financial statements.

TANDEM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

1 - Organization and Summary of Significant Accounting Policies

Organization

Tandem Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority (FINRA). The Company was organized on March 15, 2006 and was granted membership in FINRA effective October 25, 2006. The Company concentrates in the marketing of mutual funds and annuities covering the State of Kansas. A substantial part of commission income is generated through one carrier.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2013 and 2012.

Property and Equipment

Property and equipment are recorded at cost and consist of items with original cost greater than $ 1,000 and a useful life greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally three to five years. Assets acquired under capital leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in income.

Commissions Revenue

Commissions are recorded as revenue once the carrier or mutual fund company confirms that payment has been received and the commission earned.

Promotional Costs

Promotional costs including advertising are expensed as incurred. There were no promotional costs incurred during the years ended December 31, 2013 and 2012.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Operating Expenses

The Company has an expense sharing agreement with T & M Financial, Inc. (T&M). T&M agrees to pay 100% of the rent for the shared space which includes cleaning, utilities, meeting room access, copy and supply access, and parking. The payroll and benefit expenses for the shared employees were paid by T&M at 75% for the years ended December 31, 2013 and 2012.

Income Tax Matters

The Company, with the consent of its stockholder, has elected to be taxed under sections of federal and Kansas income tax law, which provide that, in lieu of corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deductions, losses and credits. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns with the U.S. federal jurisdiction, Kansas, and various other state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Operating Lease

The Company leases software under an operating lease which runs month-to-month and is cancellable at any time. Software lease expense for 2013 and 2012 was $ 8,100 each year.

3 - Property and Equipment

A summary of property and equipment held as of December 31, 2013 and 2012 is as follows:

	2013	2012
Property and equipment	$ 24,377	$ 27,005
Less accumulated depreciation	(21,182)	(20,202)
	$ 3,195	$ 6,803

4 - Net Capital

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2013 were:

Net capital	$ 13,570
Net capital requirements	5,000
Aggregate indebtedness	40,810
Aggregate indebtedness to net capital ratio	3.01 to 1

5 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

TANDEM SECURITIES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2013

No such liabilities exist at December 31, 2013.

See independent auditor's report.

TANDEM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

Aggregate indebtedness - total liabilities	$	40,810
Net capital:		
Credit items:		
Common stock	$	15,000
Additional paid-in capital		70,140
Retained earnings (deficit)		(50,081)
		35,059
Debit items:		
Nonallowable assets:		
CRD account		1,249
Prepaid expenses		12,892
Unallowable commissions receivable		4,153
Property and equipment, net		3,195
		21,489
Net capital		13,570
Capital requirements		5,000
Capital in excess of requirements	$	8,570

Ratio of aggregate indebtedness to net capital is 3.01 to 1.

See independent auditor's report.

TANDEM SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

TANDEM SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2013

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since they do not carry securities accounts for customers or perform custodial functions relating to customer securities.

TANDEM SECURITIES, INC.

RECONCILIATIONS

December 31, 2013

COMPUTATION OF NET CAPITAL

Not applicable.

RESERVE REQUIREMENTS

Not applicable.

See independent auditor's report.

BERBERICH [illegible] & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll free 800.530.5526 f 785.233.1768 btandcocpa.com

The Board of Directors
Tandem Securities, Inc.

We have performed the procedures enumerated below, which were agreed to by Tandem Securities, Inc. (the Company), solely to assist the specified parties in evaluating the Company's compliance with Financial Industry Regulatory Authority Manual, Rule 3310, Anti-Money Laundering Compliance Program during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report was requested or for any other purpose.

The procedures we performed are as follows:

1. Reviewed registration with the Financial Crimes Enforcement Network (FinCEN), such that the Company can respond to any requests from FinCEN about accounts or transactions. We viewed the ability to access the FinCEN website noting a registered sign-on name and password.

2. We conducted testing to determine whether the Company is collecting adequate customer information and verifying it through a valid ID. We concluded that the proper information has been collected and the proper verifications have been made.

3. We noted foreign correspondent accounts are not accepted and, if submitted, the customer was rejected.

4. We noted the Company has communicated and trained employees on the Company's Anti-Money Laundering (AML) policies and has obtained employee attestations that they have read the applicable documents. Employee attestations are maintained in files retained by the Company.

5. We noted the Company does not open accounts with "private banking" accounts and will not accept transactions from a "private banking" account.

6. We reviewed the required communication between the chief executive officer and the chief compliance officer which documents compliance with the Company's AML program.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Tandem Securities, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan & Co., P.A.

February 23, 2014
Topeka, Kansas

BT&Co.
BERBERICH TRAHAN & CO., P.A.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

BERBERICH TRAHAN & CO., P.A. 3630 SW Burlingame Rd., Topeka, KS 66611-2050 t 785.234.3427 toll-free 800.530.5526 f 785.233.1768 btandcocpa.com

To the Board of Directors of
Tandem Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Tandem Securities, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and canceled checks, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with the SIPC Net Operating Revenues Calculation, noting no adjustments.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the SIPC Net Operating Revenues Calculation supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berberich Trahan & Co., P.A.

Topeka, Kansas
February 23, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended Dec 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Tandem Securities
3706 SW Topeka Blvd., Suite 420
Topeka, KS 66609

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 6.00

B. Less payment made with SIPC-6 filed (**exclude interest**) (4.67)
07/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1.00

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/13
and ending 12/31/13

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 716,578
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	713,986
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	713,986
2d. SIPC Net Operating Revenues	$ 2,592
2e. General Assessment @ .0025	$ 6.00 (to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation

2314
2314

TANDEM SECURITIES, INC.
3706 SW TOPEKA BLVD., STE 420
TOPEKA, KS 66609
(785) 266-3310

CAPITAL CITY BANK
Topeka • Lawrence • Johnson County
44-114-1011

02/07/14

PAY TO THE ORDER OF SECURITIES INVESTOR PROTECTION COPORATIO

$ *********$4.00

Four Dollars and 00 Cents** DOLLARS

Security features. Details on back.

MEMO SIPC 7 assessment fee

AUTHORIZED SIGNATURE

⑈002314⑈ ⑆101101141⑆ 1198418⑈

TANDEM SECURITIES, INC.

2314

Check	Date	Paid To	Amount
2314	02/07/14	SECURITIES INVESTOR PROTECTION COPORATIO	*********$4.00

SIPC 7 assessment fee

TANDEM SECURITIES, INC.

2314

Check	Date	Paid To	Amount
2314	02/07/14	SECURITIES INVESTOR PROTECTION COPORATIO	*********$4.00

SIPC 7 assessment fee

R&E Summary: 01/01/13 - 12/31/13

Tandem Securities, Inc.

02/10/14
09:42:56 AM

Specific Product Group: BOND

	Gross	CFee	NetBP	Payout	Net
BOND	2,591.61		2,591.61	2,109.51	482.10
Report Totals ----	2,591.61		2,591.61	2,109.51	482.10

SIPC-6

(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(34-REV 7/10)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol Ann Kinzer 678-525-0992

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $4.67

   1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

   2. Assessment balance due

   B. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   C. Total assessment and interest due $4.67

   D. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as C above) $ 4.67

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tandem Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 23 day of July, 2013.

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 6/30/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 395,775
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	393,904
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	393,904
2d. SIPC Net Operating Revenues	$ 1,871
2e. General Assessment @ .0025	$ 4.67 (to page 1, line 2.A.)

SIPC-6 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation for the first half of each fiscal year, due no later than 30 days after the end of that period. At the end of your fiscal year, you will receive a SIPC-7, General Assessment Reconciliation Form, which will be based upon the total revenue reported in your Securities and Exchange Commission Rule 17a-5 annual audited statement of income. There will be a place on that form to deduct the SIPC-6 assessment paid. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by calling 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-6, pay the assessment, and should not be consolidated in your SIPC-6.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the fiscal period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) Adjustments The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) Additions Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) Deductions Line 2c(1) through line 2c(9) are either provided for in the statute, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART 11A Line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply the SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter interest computed on late payment (if applicable) on line 2B.

(iv) Enter the total due on line 2C and the payment of the amount due on line 2D.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. Interest on Assessments. If all or any part of an assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in , temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:

(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either *directly or indirectly* to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-6 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-6 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE, Arca, Inc	
CHX	Chicago Stock Exchange, Incorporated	NASDAQ OMX PHLX	
		SIPC	Securities Investor Protection Corporation

TANDEM SECURITIES, INC.

2247

Check	Date	Paid To	Amount
2247	07/24/13	SECURITIES INVESTOR PROTECTION COPORATIO	********$4.67

SIPC 6 2013 filing fee

PRODUCT DLT104 USE WITH 01663 ENVELOPE

FINRA FORM SSOI

Date: 7/20/13 2:26 PM
Status: Accepted

SUPPLEMENTAL STATEMENT OF INCOME

(Please read instructions before preparing Form)

NAME OF BROKER-DEALER		SEC. FILE NO.	
TANDEM SECURITIES, INC.	13	8-67321	14
ADDRESS OF PRINCIPAL PLACE OF BUSINESS		FIRM ID NO.	
3706 SW TOPEKA BOULEVARD, SUITE 420 (No. and Street)	20	140546	15
TOPEKA (City) 21 / KS (State) 22 / 66609 (Zip Code)	23	FOR PERIOD BEGINNING (MM/DD/YY) 04/01/13	24
		AND ENDING (MM/DD/YY) 06/30/13	25

NAME OF PERSON COMPLETING THIS REPORT Carol Ann Kinzer 11290

TELEPHONE NO. OF PERSON COMPLETING THIS REPORT (678) 525-0992 11291

REVENUE

1. Commissions

A. Listed Equities, ETFs and Closed End Funds Executed on an Exchange	$		13935
B. Exchange Listed Equity Securities Executed OTC	$		13937
C. U.S. Government and Agencies	$		11001
D. Foreign Sovereign debt	$		11002
E. Corporate debt	$		11003
F. Mortgage Backed and Other Asset Backed Securities	$		11004
G. Municipals	$	1,871	11005
H. Listed Options	$		13938
I. OTC Options	$		11006
J. All Other Securities Commissions	$		13939
K. Commodity Transactions	$		13991
L. Foreign Exchange	$		11007
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-L)	$		11008
1. Is any portion of Item M related to municipal securities? [ ] 11009			
Total Commissions:	$	1,871	13940
2. Revenue from Sale of Investment Company Shares	$	2,699	13970
3. Revenue from Sale of Insurance Based Products			
A. Variable Contracts	$	221,873	11020
B. Non-Securities Insurance Based Products	$	4,790	11021
C. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-B)	$		11022
Total Revenue From Sale of Insurance Based Products:	$	226,663	11029
4. Gains or Losses on Derivative Trading Desks			
A. Interest Rate/Fixed Income Products	$		13921
B. Currency	$		13922
C. Equity Products	$		13923
D. Commodity Products	$		13924
E. Other	$		13925
Total Gains or Losses on Derivative Trading Desks:	$		13926

Date: 7/20/13 2:26 PM
Status: Accepted

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER
TANDEM SECURITIES, INC.

For the period (MMDDYY) from 04/01/13 [3932] to 06/30/13 [3933]
Number of months included in this statement 3 [3931]

5. Net Gains or Losses on Principal Trades			
A. Equities, ETFs and Closed End Funds. Includes Dividends:	[ ] 11030	$	13903
B. U.S. Government and Agencies. Includes interest:	[ ] 11031	$	11032
C. Foreign Sovereign Debt. Includes interest:	[ ] 11033	$	11034
D. Corporate Debt. Includes interest:	[ ] 11035	$	11036
E. Mortgage-Backed and Other Asset-Backed Securities. Includes interest	[ ] 11037	$	11038
F. Municipals. Includes interest:	[ ] 11039	$	13901
G. Foreign Exchange		$	13902
H. Listed Options		$	11040
I. OTC Options		$	11041
J. Securities Based Swaps		$	11042
K. All Other Swaps		$	11043
L. Futures		$	11044
M. Commodity Transactions		$	13904
N. Other		$	13951
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)		$	11045
1. Is any portion of Item O related to municipal securities?	[ ] 11046		
Total Net Gains or Losses on Principal Trades:		$	13950
6. Capital Gains (Losses) on Firm Investments		$	13952
Includes Dividends and/or Interest:	[ ] 11053		
7. Interest / Rebate / Dividend Income			
A. Securities Borrowings		$	11060
B. Reverse Repurchase Transactions		$	11061
C. Margin Interest		$	13960
D. Interest earned from customer bank sweep (FDIC insured products) programs		$	11062
E. Interest earned from customer fund sweeps into '40 Act Investments		$	11063
F. Interest and/or Dividends on Securities held in Firm Inventory (not reported in Sections 4 or 5)		$	11064
G. Other Interest		$	13953
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-G)		$	11065
Total Interest / Rebate / Dividend Income:		$	11069
8. Revenue from Underwritings and Selling Group Participation			
A. Municipal Offerings		$	11070
B. Registered Offerings			
1. Offerings other than self or affiliate. Excludes municipals		$	11071
2. Offerings, self or affiliate. Excludes municipals		$	11072
Total Revenue from Registered Offerings:		$	11079

Date: 7/20/13 2:26 PM
Status: Accepted

SUPPLEMENTAL STATEMENT OF INCOME

BROKER OR DEALER
TANDEM SECURITIES, INC.

For the period (MMDDYY) from 04/01/13 [3932] to 06/30/13 [3933]
Number of months included in this statement 3 [3931]

C. Unregistered Offerings (Excludes municipal offerings) Sections below refer to Operational Page - See Instructions
Did the broker or dealer filing this report participate in the sale of any unregistered offering during the reporting period for which it received no compensation? .... N [11080]

1. Unregistered offerings, other than self or affiliate offerings. Section 1	$		11081
2. Unregistered offerings, self or affiliate offerings. Section 2	$		11082
Total Revenue from Unregistered Offerings:	$		11089
Total Revenue from Underwritings and Selling Group Participation:	$		13955
9. Fees Earned			
A. Fees earned from affiliated entities	$		11090
B. Investment Banking Fees; M&A Advisory	$		11091
C. Account Supervision and Investment Advisory Services	$		13975
D. Administrative Fees	$		11092
E. Revenue from Research Services	$		13980
F. Rebates from Exchanges, ECNs, and ATSs	$		11093
G. 12b-1 Fees	$	1,061	11094
H. Mutual Fund Revenue other than Concessions or 12b-1 Fees	$		11095
I. Execution Services	$		11096
J. Clearing Services	$		11097
K. Fees earned on customer bank sweep (FDIC insured products) programs	$		11098
L. Fees earned from sweep programs into '40 Act Investments	$		11099
M. Networking Fees from '40 Act Companies	$		11100
N. Other Fees	$		11101
O. Aggregate amount if less than the greater of $5,000 or 5% of Total Revenue (line 14030) (Do not complete Items A-N)	$		11102
Total Fees Earned:	$	1,061	11109
10. Commodities Revenue	$		13990
11. Other Revenue			
A. Total Revenue from sale of Certificates of Deposit (CDs) issued by an affiliate	$		11126
B. Other Revenue	$		13995

If Other Revenue line [13995] is greater than both 10% of Total Revenue line [14030] and $5,000, provide a description of the 3 largest components of Other Revenue, along with the associated revenue for each.

B-1. Description of : 1st largest component of Other Revenue:	11120	$		11121
B-2. Description of : 2nd largest component of Other Revenue:	11122	$		11123
B-3. Description of : 3rd largest component of Other Revenue:	11124	$		11125

Total Revenue: $ 232,294 [14030]

SUPPLEMENTAL STATEMENT OF INCOME

Date: 7/20/13 2:26 PM
Status: Accepted

BROKER OR DEALER
TANDEM SECURITIES, INC.

For the period (MMDDYY) from 04/01/13 [3932] to 06/30/13 [3933]
Number of months included in this statement 3 [3931]

EXPENSES

12. Compensation Expenses			
A. Registered Representatives Compensation	$	205,561	14110
B. Compensation paid to all other revenue producing personnel	$	3,500	14040
C. Compensation paid to non-revenue producing personnel (including temporary personnel)	$	1,481	11200
D. Bonuses	$		11201
E. Other compensation expenses	$		11202
F. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-E)	$		11203
Total Compensation Expenses:	$	210,542	11209
13. Commission, Clearance and Custodial Expenses			
A. Floor brokerage and fees paid	$		14055
B. Amounts paid to Exchanges, ECNs, and ATSs	$		14145
C. Clearance Fees Paid to broker-dealers	$		11210
D. Clearance Fees Paid to non-broker-dealers	$		14135
E. Commission Paid to other broker-dealers	$		14140
F. 12b-1 Fees	$		11211
G. Custodial Fees	$		11212
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$		11213
Total Commission, Clearance and Custodial Fees:	$		11219
14. Expenses Incurred on Behalf of Affiliates and Others			
A. Soft dollar expenses	$		11220
B. Rebates/Recapture of commissions	$		11221
Total Expenses incurred on Behalf of Affiliates and Others:	$		11229
15. Interest and Dividend Expenses			
A. Interest paid on bank loans	$		11230
B. Interest paid on debt instruments where broker-dealer is the obligor, including subordination agreements	$		11231
C. Interest paid on customer balances	$		11232
D. Interest paid on Securities Loaned transactions	$		11233
E. Interest paid on Repurchase Agreements	$		11234
F. Interest and/or Dividends on Short Securities Inventory	$		11235
G. Other interest expenses	$		11236
H. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-G)	$		11237
Total Interest and Dividend Expenses:	$		14075
16. Fees Paid to Third Party Service Providers			
A. To Affiliates	$		11240
B. To Third Parties	$		11241
Total Fees Paid to Third Party Service Providers:	$		11249

SUPPLEMENTAL STATEMENT OF INCOME

Date: 7/20/13 2:26 PM
Status: Accepted

BROKER OR DEALER
TANDEM SECURITIES, INC.

For the period (MMDDYY) from 04/01/13 [3932] to 06/30/13 [3933]
Number of months included in this statement 3 [3931]

17. General, Administrative, Regulatory and Miscellaneous Expenses

A. Finders' Fees	$		11250
B. Technology, data and communication costs	$	7,346	14060
C. Research	$		11251
D. Promotional Fees	$		14150
E. Travel and Entertainment	$		11252
F. Occupancy and equipment expenses	$		14080
G. Non-recurring charges	$	2,413	14190
H. Regulatory Fees	$	4,785	14195
I. Professional Service Fees	$	4,450	11253
J. Litigation, arbitration, settlement, restitution and rescission, and related outside counsel legal fees	$		11254
K. Losses in error accounts and bad debts	$		14170
L. State and local income taxes	$		11255
M. Aggregate amount if less than the greater of $5,000 or 5% of Total Expenses (line 14200) (Do not complete Items A-L)	$		11256
Total General, Administrative, Regulatory and Miscellaneous Expenses:	$	18,994	11269

18. Other Expenses

A. Other Expenses	$	2,557	14100

If Other Expenses line [14100] is greater than both 10% of Total Expenses line [14200] and $5,000, provide a description of the 3 largest components of Other Expenses, along with the associated expense for each.

A-1. Description of : 1st largest component of Other Expenses:	11280	$		11281
A-2. Description of : 2nd largest component of Other Expenses:	11282	$		11283
A-3. Description of : 3rd largest component of Other Expenses:	11284	$		11285

Total Expenses: $ 232,093 [14200]

NET INCOME

19. Net Income

A. Income (loss) before Federal income taxes and items below	$	201	14210
B. Provision for Federal income taxes (for parent only)	$	0	14220
C. Equity in earnings (losses) of unconsolidated subsidiaries not included above	$	0	14222
D. Extraordinary gains (losses)	$	0	14224
E. Cumulative effect of changes in accounting principles	$	0	14225
F. Net income (loss) after Federal income taxes and extraordinary items	$	201	14230